MANAGEMENT'S DISCUSSION AND ANALYSIS

June 5, 2007

Following is management’s discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the quarter ended April 30, 2007 and its financial position as at April 30, 2007.  This MD&A should be read in conjunction with the consolidated financial statements and notes that follow.  For additional information and details, readers are referred to the annual financial statements and MD&A for 2006 and the Company’s Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.edgar.com.

Our MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the same period in the preceding fiscal year. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects.  Readers are cautioned that actual events and results will vary.

Caution Regarding Forward-Looking Statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995.  This document contains such statements, and we may make such statements in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications, including public presentations.  These forward-looking statements include, among others, statements with respect to our objectives for 2007, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: management of operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; our ability to secure a reliable supply of raw materials, particularly cobalt and critical nuclear isotopes; the impact of the movement of the US dollar relative to other currencies, particularly the Canadian dollar and the Euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; the impact of changes in laws, trade policies and regulations, and enforcement thereof; judicial judgments and legal proceedings; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from natural disasters, public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Use Of Non-GAAP Measures
In addition to measures based on generally accepted accounting principles (GAAP) in this MD&A, we describe certain income and expense items that are unusual or non-recurring.  These terms are not defined by GAAP and our usage of these terms may vary from the usage adopted by other companies.  We identify the impact of these amounts on operating income and on earnings per share (EPS).  Our executive management assesses the performance of our businesses based on a review of results calculated in this manner and we provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

In addition, terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); EBITDA margin; adjusted EPS; and backlog are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies.  Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

We also discuss the results of our operations, isolating variances that relate to changes in exchange rates and to acquisitions and divestitures.  We use the term “organic” to describe the results presented in this way.  To isolate the effect of currency movements, we eliminate the impact of foreign currency hedging activities in both the current and prior periods and recalculate the base figures for the prior period using the exchange rates that were in effect for the current period.

Substantially all of the business of the Sciex division of MDS Analytical Technologies is conducted through joint ventures. Under the terms of these joint ventures, we are entitled to a 50% share of the net earnings of the worldwide business that we conduct with our partners in these joint ventures. These earnings include a share of the profits generated by our partners that are paid to the joint ventures but which do not qualify as revenues for the joint ventures.

Under Canadian GAAP, we report only our direct revenues and our share of revenues from the joint ventures and, consequently, we do not report our share of all end-user revenues, despite the fact that these other businesses contribute to our profitability. In order to provide readers with a better understanding of the drivers of adjusted EBITDA for MDS Analytical Technologies, in addition to the organic growth of our revenues, we also report growth in end-user revenues. This figure provides information about the reported growth of the overall worldwide business associated with the sale of our products and related services and from which we share in the profitability.  We are unable to provide the organic growth in this measure because we do not have access to the underlying currency data.

For our pharmaceutical services business, we provide information about contract backlog.  Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others.  While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded.

Tabular amounts are in millions of United States dollars, except per share amounts and where otherwise noted.

Discontinued Operations
All financial references in this document exclude those businesses that we consider to be discontinued.  Our discontinued businesses include our diagnostics businesses, certain early-stage pharmaceutical research services operations, and our interest in Source Medical Corporation (Source).  All financial references for the prior year have been restated to reflect this treatment.

Introduction
MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease.  We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.

Strategic Initiatives
On September 1, 2005, we announced our strategic plan to pursue growth in the global life sciences market and divest of assets that do not contribute to the Company’s areas of focus.  On February 26, 2007, we completed a significant step in this strategic plan by selling our Canadian diagnostics business to Borealis Infrastructure Management Inc.  MDS received net cash proceeds (after expenses and taxes) of $929 million and a $65 million non-interest bearing promissory note due in 2009. After paying transaction costs and income taxes, we have reported a gain of US$792 million in our second quarter, the details of which are (US$ millions):

Net selling price	$1,129
Less share attributable to minority interests	(112)
MDS’s share of selling price	1,017
Less:
Net book value of assets sold	(82)
Transaction costs	(30)
Income taxes	(113)
Gain included in income from discontinued operations	$792

On January 29, 2007, we announced another significant step in our strategic plan with our intent to acquire Molecular Devices Corporation (MD), a leading provider of high-performance measurement tools for high-content screening, cellular analysis, and biochemical testing, in a $624 million cash transaction. This transaction closed and we recorded the acquisition of MD effective March 20, 2007.  Under this agreement, MDS acquired all of the Common shares of MD for $35.50 per share.  Following the acquisition, the MD business was combined with that of MDS Sciex to create MDS Analytical Technologies (MDS AT). The MDS Sciex and Molecular Devices brands will continue to be used by this new business unit.

This strategic acquisition marks a significant expansion for MDS. By acquiring Sunnyvale, California-based MD, with its strong brand recognition and leading-edge products and capabilities, MDS has strengthened its leadership position as one of the top global providers of life sciences solutions. We offer systems that provide high-content screening, and cellular and biochemical testing for leading drug discovery and life sciences laboratories in pharmaceutical, biotechnology, academic, and government institutions.

The acquisition has been accounted for using the purchase method. The total cost of the acquisition was $624 million, including the cash cost of the tender offer, the cash cost to acquire outstanding in-the-money options held by employees of MD and others, and cash transaction costs. The components of the purchase cost and the preliminary allocation of the costs are as follows:

Cash paid for tendered shares		$$589
Cash paid to acquire vested options		27
Cash transaction costs		8
Total cost of acquisition		$$624
Allocation of cost of acquisition:
Net tangible assets acquired	$	$ 71
Intangible assets acquired		182
Goodwill		371
Total		$$624

Net tangible assets includes $21 million of acquired cash.

MDS Inc.
Consolidated Operating Highlights

Second Quarter					Year-to-Date
		% Change					% Change
2007	2006	Reported	Organic		2007	2006	Reported
$273	$242	13%	1%	Net revenues	$523	$484	8%

(80)	2	n/m	n/m	Operating income (loss)	(77)	25	n/m
				Adjustments:
28	1			Restructuring charges	41	2
6	6			Valuation provision	6	6
(1)	2			Mark-to-market on interest rate swaps	-	3
(3)	9			MAPLE settlement	(3)	9
3	-			Loss on sale of businesses	1	-
61	-			FDA provision	61	-
3	-			Acquisition integration	3	-
17	20			Adjusted operating income	32	45
20	16			Depreciation and amortization	37	29
$37	$36	3%	(7%)	Adjusted EBITDA	$69	$74	(7%)

14%	15%			Adjusted EBITDA margin	13%	15%
n/m = not meaningful

Consolidated revenues for the second quarter of 2007 were up 13% to $273 million compared to $242 million last year. Revenue from the newly acquired MD business from the date of acquisition to April 30, 2007 amounted to $29 million. Our late-stage MDS Pharma Services businesses continued their strong growth, offsetting weakness in early-stage revenues, where we continue to feel the impact from the US Food and Drug Administration (FDA) review. MDS Nordion revenues were down slightly on a reported basis compared with an unusually strong second quarter in fiscal 2006, when we experienced high shipments of key isotopes resulting from disruption at a key competitor. On a reported basis, and excluding the revenues from the MD business, MDS Sciex was up 4%. The MD business also experienced solid growth as revenues for the quarter were up 22% compared to a weak quarter in the same three-month period last year.

On an organic basis, revenues grew by 1%, driven principally by 5% organic growth at MDS Analytical Technologies.  Revenues from MDS Nordion were down 2% organically but excluding the impact of unusual market conditions in the second quarter of 2006 MDS Nordion revenues grew 1% organically.  MDS Pharma Services revenues were level with the prior year on an organic basis, as strong growth in late-stage revenues was offset by weak early-stage revenues.

We reported an operating loss for the quarter of $80 million compared to operating income of $2 million reported for the same period in 2006. The operating loss for the current year includes a $61 million provision to cover future costs to resolve the outstanding FDA issues associated with our Montreal-area bioanalytical businesses and a restructuring charge of $28 million, most of which relates to the MDS Pharma Services business.

Adjusted EBITDA for the quarter was $37 million compared to $36 million last year and $32 million in the first quarter of fiscal 2007. Adjusted EBITDA increased 3% on a reported basis, compared to a strong adjusted EBITDA figure for 2006 that reflects the impact of the unusual market conditions experienced by MDS Nordion last year and favourable prior year tax credit recoveries at MDS Sciex in 2006.  Factoring in the impact of foreign exchange, adjusted EBITDA declined 7% organically.

Adjustments reported for the quarter include $61 million of costs that we expect to incur to reimburse clients of our Montreal-area bioanalytical facilities for audit and other costs that they will pay to comply with the FDA directive issued January 10, 2007. In addition, we have recorded $28 million of restructuring costs related mostly to ongoing profit improvement initiatives in MDS Pharma Services. Other adjusting items included a $3 million gain resulting from the realization of prior year investment tax credits related to our investment in the MAPLE project, a $6 million valuation provision on our interest in MDS Capital Corp., a $3 million loss resulting from the sale of certain businesses, primarily our Hamburg phase 1 facility, $3 million of integration costs incurred by MDS AT, and a $1 million mark-to-market gain on deemed ineffective interest rate swaps.

Selling, general, and administration (SG&A) expenses for the quarter totalled $67 million and 25% of revenues compared to $56 million and 23% last year. The increase includes the impact from the addition of MD partway through the quarter, and includes the cost of their sales and marketing network. In addition, SG&A for the 2007 quarter includes a foreign exchange loss of $4 million resulting from the significant weakness in the US dollar over the last few weeks of the quarter. In the fiscal 2006 quarter we reported a foreign exchange loss of $2 million.

We spent $16 million on R&D activities in the second quarter this year and expensed $7 million, compared to spending of $12 million last year, of which we expensed $1 million. The majority of the increase in R&D spending comes from the additional spending in our new MD business.  The 2006 spending was net of $3 million of prior year investment tax credits.

Consolidated depreciation and amortization expense increased $4 million compared to last year.  Of this increase, $2 million is primarily related to depreciation on our expanded pre-clinical facility in Lyon, France, our new US central laboratory, and our new manufacturing facility in Singapore.  We also amortized $2 million of intangible assets acquired as part of the MD transaction.  Capital expenditures for the quarter were $9 million. We reported no capital expenditures in the second quarter of 2006.

We reported a loss from continuing operations for the quarter due primarily to the after-tax impact of the provisions for FDA study audit costs, long-term investment valuation, and restructuring, which amounted to $70 million. Excluding adjusting items, income from continuing operations was $16 million or $0.11 per share.

Results from discontinued operations for this year include the operating results of our Canadian diagnostics businesses for the period prior to sale and the gain resulting from the sale.

On April 9, 2007, we completed a substantial issuer bid and repurchased approximately 22.8 million Common shares for C$500 million (US$ 441 million) at a price of C$21.90 per share.  As a result of this issuer bid, we reduced the number of Common shares outstanding from approximately 144 million to 122 million.   The basic weighted average number of shares outstanding for the quarter was 137 million.

Reported earnings per share from continuing operations were a loss of $0.42 for the quarter, compared to a loss of $0.01 in 2006.  Adjusted earnings per share from continuing operations for the quarter were $0.11 compared to $0.08 earned in the same period last year.  Earnings per share from discontinued operations were $5.77 compared to $0.11, and included $5.76 related to the gain on sale of the diagnostics business.  Adjusted earnings per share for the two periods were as follows:

	Second Quarter		Year-to-date
	2007	2006	2007	2006
Basic and diluted EPS from continuing operations – as reported	$(0.42)	$(0.01)	$(0.42)	$0.09
Adjustments:
Restructuring charges	0.17	-	0.24	0.01
Valuation provision	0.04	0.04	0.04	0.04
Mark-to market on interest rate swaps	-	0.01	(0.01)	0.01
MAPLE settlement	(0.02)	0.04	(0.02)	0.04
Loss (gain) on sale of long-term investment and businesses	0.03	-	0.02	0.01
FDA provision	0.29	-	0.29	-
Acquisition integration	0.02	-	0.02	-
Tax rate changes	-	-	-	0.02
Adjusted EPS	$0.11	$0.08	$0.16	$0.22

MDS Pharma Services
Financial Highlights

Second Quarter					Year-to-Date
		% Change					% Change
2007	2006	Reported	Organic		2007	2006	Reported
$60	$68	(12%)		Early-stage	$126	$135	(7%)
55	45	22%		Late-stage	110	89	11%
$115	$113	2%	-	Net Revenue	$236	$224	5%

(78)	(80)			Cost of revenues	(166)	(159)
(34)	(29)			Selling, general, and administration	(66)	(58)
(9)	(7)			Depreciation and amortization	(18)	(14)
(26)	(1)			Restructuring charges	(34)	-
-	(1)			Equity earnings	-	(1)
(65)	-			Other income (expenses)	(65)	-
(97)	(5)			Operating loss	(113)	(8)
				Adjustments:
26	1			Restructuring charges	34	-
4	-			Loss on sale of a business	4	-
61	-			FDA provision	61	-
(6)	(4)			Adjusted operating loss	(14)	(8)
9	7			Depreciation and amortization	18	14
$3	$3	-	100%	Adjusted EBITDA	$4	$6	(33%)

$5	$7			Capital expenditures	$7	$14

MDS Pharma Services revenues grew 2% on a reported basis and was level with last year on an organic basis.  Reported revenue growth was strong in our late-stage businesses, reflecting continued strong sales activity, improved discipline around managing revenues from change orders initiated by our clients, and efficiency gains in operations. This strong growth in our late-stage businesses more than offset weakness in early-stage businesses, where growth continues to be constrained by our bioanalytical business in Montreal.
Average monthly pharmaceutical research backlog was $450 million for the second quarter of 2007, an increase of approximately 12% when compared to the average for the second quarter of fiscal 2006.  A significant contract cancellation occurred late in the quarter, reducing our backlog to $425 million at the beginning of the third quarter.

Average monthly backlog during the quarter
Fiscal 2005 – Quarter 1	$315
Quarter 2	305
Quarter 3	315
Quarter 4	340
Fiscal 2006 – Quarter 1	370
Quarter 2	400
Quarter 3	400
Quarter 4	430
Fiscal 2007 – Quarter 1	450
Quarter 2	450

We have reported an operating loss of $97 million for MDS Pharma Services, reflecting the impact of charges totalling $61 million related to reimbursing customers for costs they will incur to comply with the FDA requirements.  This provision includes $1 million of costs incurred during the quarter.  In the second quarter of 2006, we incurred $5 million, which was included in SG&A for the period.  Reported results for the quarter also reflect restructuring charges of
$26 million and a loss of $4 million from the sale of a facility. Both of these charges result from efforts currently underway to streamline our global operations.

In addition, the cost of revenues is net of a favourable settlement of $5 million of outstanding investment tax credits related to work done in previous years. Results for the prior year quarter include $2 million of similar claims. These credits are partially offset by foreign exchange losses of $3 million resulting from the weakness of the US dollar against both the Canadian dollar and the Euro (2006 – nil).

Capital expenditures in the pharmaceutical services segment were $5 million compared to $7 million last year.  Fiscal 2007 expenditures include the expansion of our Phoenix early clinical research facility.  Expenditures in 2006 related to an ongoing expansion in Lyon, as well as an expansion of the Skeletech site in Bothell that had been planned at the time of the acquisition.

Profit improvement initiatives
We believe we are now on a path that will result in final resolution of the outstanding FDA issues at our Montreal area facilities.  We have also accelerated our profit improvement initiatives by eliminating less profitable sites, reducing facility costs, and structuring our workforce to most effectively serve our customers. We believe these actions will position MDS Pharma Services for growth and improved profitability in the months ahead.

During the second quarter of 2007, we implemented certain portions of our operating improvement plan, finalizing the sale of our phase 1 clinical facility in Hamburg, Germany.  Also during the quarter, senior management approved a significant restructuring plan and we began actions to implement this plan in May. As a result of the approval of the plan in April, we have recorded $26 million of restructuring charges, including severance of $17 million, equipment write-offs of $3 million, a $2 million provision to reduce the carrying value of certain real estate to our estimate of its current market value, and $4 million for other costs of the restructuring.  We expect to record a further $6 million in future quarters, as we complete our withdrawal from certain leased facilities and complete the headcount reductions.  Reflected in this plan is a decision not to re-open LCMS bioanalytical operations in the Montreal area and, as a direct result, we will reduce the size of our St. Laurent operations and facility to improve its operational efficiency, as it focuses on early clinical operations.

In the first quarter, we reported losses totalling $8 million related to restructuring activities, bringing our total expenses year-to-date to $34 million.  Restructuring costs in the prior year period were $1 million.

FDA review of bioanalytical operations

The January 2007 letters issued by the FDA to sponsors of ANDA (generic drugs) and NDA (innovative drugs) applications has provided direction and a path forward that we expect will result in final resolution of the outstanding  FDA issues associated with bioequivalence testing conducted in our St. Laurent and Blainville facilities during the period January 1, 2000 to December 31, 2004.  Subsequent to issuing the letters setting out the path forward, during the second quarter the FDA provided us with Establishment Inspection Reports closing the 2004 inspections which gave rise to these issues.

In the January letters, the FDA directed sponsors of 217 approved and pending generic drug submissions that contain study data produced in these facilities during that period to take one of three actions to address FDA concerns about the accuracy and validity of these bioanalytical studies:  1) repeat their bioanalytical studies; 2) re-analyze their original study samples at a different bioanalytical facility; or 3) independently audit original study results.

To date, we have been in contact with sponsors responsible for approximately 80% of the 217 ANDA submissions under review. Of these, approximately 83% have third party audits underway or are expected to commence third party audits. A small number of the sponsors we have been in touch with (representing 6% of the total ANDAs under review) have indicated that they will repeat the studies without auditing the original study data first. The remaining sponsors have either not yet indicated their preferred course of action, indicated they do not intend any action, or have yet to contact us.

In addition to the ANDA reviews ordered by the FDA, we have recently been advised by certain clients that some European regulators may follow a similar path to that taken by the FDA.  We expect the number of studies subject to these reviews to be limited.

In addition to generic studies, the FDA has requested information regarding submitted NDA applications for innovative drugs that contain data from bioanalytical studies conducted from January 2000 to December 2004 in our St. Laurent and Blainville facilities.  Although it is difficult to estimate the full extent of the FDA’s intent relative to innovator studies, we expect NDA sponsors to take action similar to the three actions set out for generic studies and expect that this will impact a substantially lower number of studies than the work done for sponsors of ANDA submissions.

We have approved a reimbursement policy for clients who have incurred or will incur third party audit costs to complete the work required by the FDA and other regulators. In addition, we are supporting the sponsors who are conducting audits by providing their third party auditors with space at our St. Laurent facility, access to all of the relevant files and study materials, and support from our technical staff. Based on the audit work conducted at our facility to date, we have estimated a total cost to complete this work of $61 million, including the expected reimbursements to clients, audit support costs, and the expected amount of refunds that will be issued to clients for studies on which an unqualified third party audit opinion cannot be obtained.

Full and complete resolution of the FDA issues remains a key focus for MDS Pharma Services and MDS.  We remain committed to working cooperatively with the FDA and our customers to address all of the FDA’s concerns and to assist our customers while they complete the study audits.  Although we have recorded a provision in our second quarter that reflects our current best estimate of the costs we expect to incur with respect to this work and for obligations we have to clients, there can be no assurance at this time that we will not incur costs that exceed the amounts we have currently estimated. In addition, there can be no certainty that the study audits conducted by our clients will be acceptable to the FDA or that the FDA will not require additional work.  We also are unable to judge what further impact this situation will have on our business development activities, particularly for our bioanalytical and early clinical operations.

MDS Nordion
Financial Highlights

Second Quarter					Year-to-Date
		% Change					% Change
2007	2006	Reported	Organic		2007	2006	Reported
$70	$72	(3%)	(2%)	Net revenues	$137	$142	(4%)
(37)	(37)			Cost of revenues	(71)	(71)
(12)	(13)			Selling, general, and administration	(23)	(24)
-	-			Research and development	(1)	(1)
(3)	(4)			Depreciation and amortization	(6)	(7)
4	(9)			Other income (expenses)	4	(9)
22	9			Operating Income	40	30
				Adjustments:
(3)	9			MAPLE settlement	(3)	9
(1)	-			Gain on sale of a business	(1)	-
18	18			Adjusted operating income	36	39
3	4			Depreciation and amortization	6	7
$21	$22	(5%)	4%	Adjusted EBITDA	$42	$46	(9%)

$1	$-			Capital expenditures	$2	$-

MDS Nordion revenues were down 3% year-over-year on a reported basis, as they are being compared to unusually strong results in the second quarter of 2006. The 2006 results were driven by strong sales of medical isotopes during a period when a major competitor announced a voluntary recall of its products used primarily for cardiac imaging.  While this same competitor had similar difficulties in the second quarter of 2007, their outage period did not extend as long and therefore had less of an impact on our 2007 results. We estimate that revenues in the second quarter of 2006 were approximately $2 million higher than the current year as a result of this situation.  Excluding the impact of this situation on both years, revenues were up 1% organically.

Operating income was $22 million compared to $9 million last year in the same period, due largely to special items. Adjusted EBITDA was $21 million this year compared to $22 million in 2006, and the adjusted EBITDA margin for the quarter was 30%, down slightly from last year on lower medical isotope revenues.

SG&A expenses and depreciation and amortization were down slightly compared to the prior year. Other income for the quarter this year includes a $3 million settlement of investment tax credits related to expenditures on the MAPLE project in prior years and the release of a $1 million provision for indemnifications granted to the purchaser of our Therapy Systems business when it was sold in 2003 and on which the indemnification period has lapsed. Each of these items has been treated as an adjusting item.

Capital expenditures in the isotopes segment were $1 million, compared to none last year.   During the quarter, MDS Nordion announced plans to invest $6 million to expand our Belgian production facility to meet the growing demand for Glucotrace® , a medical imaging agent used extensively in positron emission tomography (PET) scans.

During the quarter, we continued to deliver TheraSphere to dose patients in India and Europe  for the treatment of liver cancer. We also established centres of excellence with medical centres in four European countries where oncologists will be trained in the use of the product and related techniques.  In April, MDS Nordion announced a collaboration agreement with Avid Radiopharmaceuticals, Inc. to support clinical studies of Avid’s novel radiopharmaceuticals designed to diagnose and monitor Alzheimer’s disease. MDS Nordion will provide the radiolabelling for Avid’s proprietary compounds under the terms of the collaboration.

MDS Analytical Technologies
Financial Highlights

Second Quarter					Year-to-Date
		% Change					% Change
2007	2006	Reported	Organic		2007	2006	Reported
$88	$57	54%	5%	Net revenues	$150	$118	27%
(49)	(33)			Cost of revenues	(87)	(71)
(14)	(4)			Selling, general, and administration	(19)	(7)
(7)	(1)			Research and development	(11)	(5)
(7)	(5)			Depreciation and amortization	(12)	(8)
(1)	-			Other income (expenses)	(1)	-
10	14			Operating income	20	27
				Adjustment:
3	-			Acquisition integration	3	-
13	14			Adjusted operating income	23	27
7	5			Depreciation and amortization	12	8
$20	$19	5%	(32%)	Adjusted EBITDA	$35	$35	-
$2	$2			Capital expenditures	$5	$3

The second quarter of 2007 includes the results of MDS Sciex, along with the results of the newly acquired Molecular Devices business for the 41-day period from the close of the acquisition on March 20, 2007 to the quarter-end.

MDS Analytical Technologies grew 54% as reported, including the addition of MD, and 5% on an organic basis.  End-user revenues in the markets served by our joint ventures grew 12% in the quarter.  Growth remains strong in most end-user markets and our 4000 series instruments have maintained strong sales momentum. Services revenues continue to be a strong driver of growth and profitability for the worldwide business and for our share of operating income from the MDS/Applied Biosystems partnership, although accounting rules prevent us from reporting  this revenue in our financial results.  Instrument sales to customers in inorganic markets also continued their first quarter strength with strong orders received in the second quarter this year, led by sales of our Elan DRC products.

We are very pleased with the results from the Molecular Devices division. On a comparable three-month period covering our fiscal quarter, MD reported revenues were 22% higher this year than a weak period last year.  MD was also a solid contributor to adjusted EBITDA in the quarter.

MDS acquired Molecular Devices effective March 20, 2007, and we are currently conducting work to determine the fair value of the assets and liabilities of the acquired company and to finalize our integration planning and determine the costs associated with the actions we intend to take. The purchase price allocation reflected in the April 30, 2007 statement of financial position and the charges recorded in the period related to the amortization of intangible assets and fair value increments are preliminary and subject to change. In particular, the fair value increment for inventory and the value of backlog, are subject to significant judgment and amortize as expenses to income over a short period. We therefore expect to record further charges in the third quarter related to these items as acquisition date inventories are sold and backlog from the pre-acquisition period is shipped.  We expect to advance the determination of the final purchase accounting substantially in the third quarter and to finalize this by year-end.

Operating income was $10 million for the second quarter of 2007 compared to $14 million in the second quarter of 2006. Reported operating income for 2007 includes the results for MD from the date of acquisition, partially offset by $2 million of inventory provisions and $3 million of integration costs and purchase accounting adjustments.  The 2006 quarterly operating income included $3 million of R&D tax credits related to claims filed in previous years and a $1 million foreign exchange gain on the revaluation of US dollar debt.

Adjusted EBITDA for the quarter was $20 million compared to $19 million last year.  Adjustments of $3 million for the quarter reflect costs of the acquisition, including $1 million of costs we have incurred as we begin to integrate the businesses and $2 million of non-cash fair market value adjustments applied to inventory as part of the purchase accounting that are expensed as those inventories are sold. There were no adjustments in the prior year. Organic adjusted EBITDA fell 32% compared to a strong second quarter last year.  This decline is primarily driven by the investment tax credits and foreign exchange gains recorded last year and the inventory provision recorded this year.

Increased expenses in MDS Analytical Technologies for the second quarter of 2007 included higher SG&A expenses reflecting the additional costs associated with the MD business, including their global sales and marketing network. R&D expense was higher for 2007, due to the additional R&D costs incurred by the MD division, for which no costs qualify for deferral, and due to the recording of prior year investment tax credit in 2006, which offset a portion of the R&D expense otherwise reported for that quarter. Depreciation and amortization expense was also up, reflecting amortization of intangible assets acquired as part of the MD acquisition.

Capital expenditures (excluding capitalized development costs) were $2 million this year and last.

MDS Analytical Technologies announced a number of product innovations during the second quarter, including strong product launches from the Molecular Devices product lines. MDS Sciex and its joint venture partners introduced enhancements to the Protein Pilot™ software and the 4800 MALDI TOF/TOF ™ mass spectrometer to support biomarker research; and the FlashQuant™, a new technology platform that combines triple-quadrupole mass spectrometry with MALDI technology to streamline the identification of viable drug candidates through better analysis of the absorption, distribution, metabolism, and excretion properties of compounds (ADME). Molecular Devices announced the first live cell kinetic neurotransmitter transport uptake assembly kit, which aims to improve the quality of assay results while reducing processing time and cost.

Corporate and Other
Financial Highlights

Second Quarter			Year-to-Date
2007	2006		2007	2006
$(7)	$(10)	Selling, general, and administration	$(12)	(16)
(2)	-	Restructuring charges	(7)	(2)
(5)	(2)	Other income (expense)	(4)	(3)
-	(4)	Equity earnings	-	(3)
(14)	(16)	EBITDA	(23)	(24)
		Adjustments:
-	-	Gain on sale of investments	(2)	-
(1)	2	Mark-to-market adjustments	-	3
6	6	Valuation provisions	6	6
2	-	Restructuring charges	7	2
$(7)	$(8)	Adjusted EBITDA	$(12)	$(13)

Corporate SG&A expenses were $3 million lower this year compared to 2006, reflecting the conclusion of our initial SOx certification initiative, and continuing efforts to contain head office spending. Restructuring charges in the quarter relate to costs incurred as we completed our exit from the diagnostics business and included staff and facility reductions in our Corporate offices.

Other expense for the quarter includes a $1 million mark-to-market gain on certain debt derivatives and a $6 million valuation provision related to MDS Capital Corp. As efforts to date to sell the remaining business have not been successful, ongoing operations are being restructured, and we no longer expect to fully recover the carrying value of the investment.

Interest expense, which included $2 million of interest resulting from our one-month utilization of our revolving credit facility, increased from $4 million to $8 million as we no longer are able to capitalize interest incurred related to the MAPLE project. Interest income increased to $10 million from $1 million as a result of interest earned on higher cash balances in the current year quarter and on the cash proceeds resulting from the sale of the diagnostics business.

Income taxes
Our effective income tax rate for the quarter was 27%, below our expected rate of 36% due primarily to losses incurred in foreign jurisdictions for which no tax benefit can be recognized. In addition, we are not able to recognize a tax benefit on the valuation provision recorded on MDS Capital Corp.

Income from discontinued operations were taxed at an effective rate of 13%, reflecting capital gains tax rates on the gain on sale of the diagnostics business. In addition, we have realized available tax loss carryforwards not previously recognized.

Discontinued Operations
The results of our discontinued businesses for the second quarter of 2007 and 2006 were as follows:

	Second Quarter	Year-to-date
	2007	2006	2007	2006
Net revenues	$20	$98	$95	$198
Cost of revenues	(12)	(63)	(58)	(131)
Selling, general and administration	(5)	(12)	(14)	(27)
Depreciation and amortization	-	(2)	-	(5)
Restructuring charges	-	-	-	(1)
Equity earnings	-	-	1	1
Operating income	3	21	24	35
Gain on sale of discontinued operations	905	-	905	24
Dividend and interest income	-	1	1	1
Income taxes	(114)	(3)	(117)	(6)
Minority interest	(1)	(3)	(4)	(5)
Income from discontinued operations – net of tax	$793	$16	$809	$49
Basic earnings per share	$5.77	$0.11	$5.74	$0.34
Diluted earnings per share	$5.75	$0.11	$5.73	$0.34

The results from discontinued operations for 2007 reflect only the Canadian diagnostic services business.  The results from discontinued operations for 2006 include results from the Canadian diagnostic services business and certain small MDS Pharma Services businesses discontinued in 2005.

Liquidity and Capital Resources

	April 30 2007	October 31 2006	Change
Cash, cash equivalents and short-term investments	$322	$388	(`17%)
Operating working capital[1]	$75	$104	(28%)
Current ratio	1.6	2.3
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

During the past year, we utilized $66 million of cash, mostly to fund the acquisition of Molecular Devices and our share repurchase.  Net cash proceeds from the sale of the diagnostics business amounted to $929 million, while net cash outflows to purchase Molecular Devices and fund the share repurchase totalled $1,044 million. These investments were partially offset by cash generated by operations in the period of $54 million.

We expect our operating cash inflows to remain strong during the latter half of this year and throughout fiscal 2008.  Cash outflows will include FDA settlements with our customers and the payment of severance obligations associated with our restructuring activities. In addition, we will make a principal repayment of $79 million on our long-term debt in December 2007.  These liquidity needs can be satisfied from cash generated from operations and cash on hand. We also have available a C$500 million, five-year committed, revolving credit facility to fund our liquidity requirements. On February 6, 2007 we drew C$500 million from this facility to ensure that we had adequate funds on hand to complete our planned acquisition of MD, in the event we were unable to close the sale of the diagnostics business prior to taking up MD shares under our tender offer. We repaid this borrowing in March from the proceeds resulting from the sale of the diagnostics business and there were no borrowings under this facility as at April 30, 2007.

Cash used in financing activities (excluding discontinued operations) during the quarter was $437 million versus $5 million received from financing activities last year.  Current year financing activities included $441 million used for the share repurchase.  Given the execution of our issuer bid, we made no purchases under our normal course issuer bid during the quarter.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated requirements for acquisitions, capital expenditures, research and development expenditures, FDA settlements, restructuring costs and operations in 2007 and 2008.  At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash.  We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Contractual Obligations
There have been no material changes in contractual obligations since October 31, 2006 other than those arising from the acquisition of MD, and there has been no substantive change in any of our long-term debt or other long-term obligations since that date.  We have not entered into any new guarantees of the debt of third parties, nor do we have any off-balance sheet arrangements.  The acquisition of MD has added $6 million of annual commitments related to operating leases and approximately $14 million of inventory purchase commitments in 2007.

Derivative Instruments
We use derivative financial instruments to manage our foreign currency and interest rate exposure.  These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures.  All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by certain of these banks to assist in the determination of fair market values of the financial instruments.

The net mark-to-market value of all derivative instruments at April 30, 2007 was an asset of $2 million.  We recorded a $1 million mark-to-market gain on interest rate swaps during the second quarter of 2007.

Capitalization
	April 30 2007	October 31 2006	Change
Long-term debt	$384	$394	(3%)
Less: cash and cash equivalents and short-term investments	322	388	(17%)
Net debt	62	6	933%
Shareholders’ equity	1,722	1,414	22%
Capital employed[1]	$1,784	$1,420	26%
Debt to Total Capital	18%	22%
 1 Capital employed is a measure of how much of our net assets is financed by debt and equity.

Long-term debt decreased $10 million due to $6 million of principal payments in December and currency re-valuation.  Changes in the value of the US-dollar denominated debt, which is treated as a hedge in the US net investment, are reflected in Accumulated Other Comprehensive Income in the Statement of Financial Position.  The current portion of the long-term debt is $93 million compared to $20 million at October 31, 2006, reflecting the transfer to current portion of $79 million of long-term debt which will be repaid in December 2007.

US GAAP Reconciliation
Note 17 to our consolidated financial statements for the second quarter of 2007 contains a reconciliation of results reported in Canadian GAAP to the net income we would report in US GAAP. The only material reconciling item in the quarter and the year-to-date is deferred development costs that are capitalized for Canadian purposes and expensed under US GAAP and the write off of acquired in-process research and development.  The net impact of these items was a $4 million increase in the loss from continuing operations in the quarter for US GAAP purposes (2006-$1million).

Quarterly Highlights
Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.  This financial data has been prepared in accordance with Canadian GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.

(millions of US dollars, except earnings per share)
	Trailing Four Quarters	Apr 2007	Jan 2007	Oct 2006	July 2006
Net revenues	$1,041	$273	$250	$260	$258
Operating income (loss)	$(54)	$(80)	$3	$18	$5

Income (loss) from continuing operations	$(42)	$(57)	$(2)	$14	$3
Net income (loss)	$815	$736	$14	$47	$19
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.32)	$(0.42)	$(0.02)	$0.10	$0.02
Earnings (loss) per share
Basic and diluted	$5.92	$5.36	$0.10	$0.33	$0.13
(millions of US dollars, except earnings per share)
	Trailing Four Quarters	Apr 2006	Jan 2006	Oct 2005	July 2005
Net revenues	$972	$242	$242	$257	$231
Operating income (loss)	$(2)	$2	$23	$(39)	$12

Income (loss) from continuing operations	$(14)	$(2)	$14	$(33)	$7
Net income (loss)	$35	$14	$47	$(41)	$15
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.09)	$(0.01)	$0.10	$(0.23)	$0.05
Earnings (loss) per share
Basic and diluted	$(0.24)	$0.10	$0.33	$(0.29)	$0.10

Items that impact the comparability of operating income include:
•
Results for the quarter ended April 30, 2007 reflect a $792 million net gain from the sale of our diagnostics businesses, the 41 days of operating results of Molecular Devices, $61 million of charges related to assisting clients in respect of the FDA review, and $28 million of restructuring charges.

•	Results for the quarter ended January 31, 2007 reflect the impact of restructuring charges totalling $13 million.
•	Results for the quarter ended April 30, 2006 reflect a loss of $9 million resulting from the completion of the MAPLE settlement.
•	Results for the quarter ended October 31, 2005 reflect restructuring charges of $47 million and valuation provisions on certain long-term investments totalling $11 million.

Outlook
Our second quarter in 2007 included three significant transactions that complete our transition to a global life sciences company. In addition, we made meaningful progress in resolving the outstanding FDA matter, assisting a majority of our generic pharmaceutical clients to conduct the study audits required by the FDA. We believe our businesses are well positioned for growth.

We launched MDS Analytical Technologies during the quarter, combining the Molecular Devices acquisition with our MDS Sciex division.  Since then, the business has announced several new products and attended a highly successful Society for Biomolecular Sciences conference in April. Customer interest in our newly expanded product line is strong and we have seen continued strength in orders.

Our goal is to maintain an ongoing supply of high-quality products and services as we introduce exciting new technologies to increase our customers’ productivity.  Our focus for the balance of the year is to continue to serve our customers well as we drive a smooth integration of the MDS Sciex and Molecular Devices businesses. We believe that there are significant synergies available to these businesses as they become one.  We will achieve these as rapidly as possible, while maintaining the hard-earned reputation of both businesses for providing superior solutions to meet our customers’ complex needs.

In recent quarters, management of MDS Pharma Services has focused significant attention on resolving the FDA issue at our Montreal site. With this matter on a path to final resolution, management has renewed its attention on customers and building for the future. A substantial realignment of the business has begun and we recorded a charge in the second quarter for this. Looking forward, attention is focused on sustaining the strong performance of our late-stage businesses and restoring the growth and profitability of our early-stage business by building on the solid platforms we have in early clinical research and drug safety. We are working hard to reassure our clients that they can rely on MDS Pharma Services for work that is of the highest quality.

MDS Nordion has posted solid performance so far this year and has continued to grow its business outside of its traditional medical isotopes platforms. New commercial relationships with companies like Avid Radiopharmaceuticals and others provide opportunities to expand in the molecular imaging market. We see continued strong demand for TheraSphere in Europe and, more recently, in India and we believe the potential for this innovative therapy is high. We are also investing to serve the rapidly growing market for PET scans by expanding our capacity to manufacturer Glucotrace, an imaging agent, in Europe. We believe these initiatives, combined with others that are in earlier stages of development, position this business well for the future.

We continue to monitor currency markets and there has been significant volatility in the value of the US dollar since year-end. Although we have hedged a significant portion of our net US-dollar cash flows from our Canadian-based businesses, currency markets will continue to have an impact on our reported results and we will continue to report organic measures of revenue and adjusted EBITDA growth to help readers understand the impact of these market dynamics.